Exhibit 99.1

RISE Education Announces Second Quarter 2019 Unaudited Financial Results

BEIJING, August 15, 2019 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Highlights for the Second Quarter of 2019

•	Total revenues increased by 22.3% year-over-year to RMB367.1 million (US$53.5 million) in the second quarter of 2019.

•	Net income attributable to RISE decreased by 50.3% year-over-year to RMB21.2 million (US$3.1 million) in the second quarter of 2019.

•	Non-GAAP net income attributable to RISE[1] increased by 10.4% year-over-year to RMB54.8 million (US$8.0 million) in the second quarter of 2019.

•	Adjusted EBITDA[1] increased by 17.8% year-over-year to RMB89.0 million (US$13.0 million) in the second quarter of 2019.

•

Total number of student enrollments[2] in the second quarter of 2019 was 10,106 which includes 255 from online courses, 2,242 from short-term and SSAT test-prep courses, and 707 from The Edge Learning Centers Limited (“The Edge”).

•	The total number of the Company’s learning centers increased to 408, consisting of 80 self-owned (including 2 operated by The Edge) and 328 franchised learning centers.

•	Student retention rate at self-owned learning centers increased to 72% in the second quarter of 2019, compared with 71% of the same period of the prior year.

	Three Months Ended June 30,
(in thousands RMB, except for percentage and per ADS data)	2018	2019	Pct. Change
Revenues	300,196	367,057	22.3%
Net income attributable to RISE	42,743	21,236	-50.3%
Non-GAAP net income attributable to RISE	49,607	54,772	10.4%
Net income per ADS attributable to RISE – basic	0.75	0.37	-50.7%
Net income per ADS attributable to RISE – diluted	0.74	0.37	-50.0%
Non-GAAP net income per ADS attributable to RISE – basic	0.87	0.97	11.5%
Non-GAAP net income per ADS attributable to RISE – diluted	0.85	0.95	11.8%
Adjusted EBITDA	75,485	88,953	17.8%

	Six Months Ended June 30,
(in thousands RMB, except for percentage and per ADS data)	2018	2019	Pct. Change
Revenues	570,325	702,083	23.1%
Net income attributable to RISE	78,564	57,605	-26.7%
Non-GAAP net income attributable to RISE	92,455	98,765	6.8%
Net income per ADS attributable to RISE – basic	1.39	1.01	-27.3%
Net income per ADS attributable to RISE – diluted	1.36	0.99	-27.2%
Non-GAAP net income per ADS attributable to RISE – basic	1.63	1.73	6.1%
Non-GAAP net income per ADS attributable to RISE – diluted	1.60	1.69	5.6%
Adjusted EBITDA	144,391	169,450	17.4%

[1]

Non-GAAP net income attributable to RISE excludes share-based compensation expenses and amortization of certain intangible assets, including teaching course license, trademark, student base and franchise agreements, as part of the junior English Language Training (“ELT”) business acquisition by the Company from certain third-party in 2013 (the “2013 acquisition”) from net income attributable to RISE. EBITDA represents net income before interests, taxes, depreciation and amortization. Adjusted EBITDA excludes share-based compensation expenses from EBITDA. For details on the calculation of each of these and the reconciliation of each to the most directly comparable GAAP financial measure, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

[2]

Student enrollment refers to the cumulative total number of courses enrolled in by students during a given period of time; if one student enrolls in multiple courses, it will be counted as multiple student enrollments.

“I’m pleased with our performance during the quarter and the adaptability of our teams as they continue to enhance our operations in a rapidly changing environment.” commented Mr. Yiding Sun, Chief Executive Officer of RISE. “We added 2 self-owned learning centers and 11 franchised centers during the quarter. We will keep working over the next few quarters to drive new student enrollments and maintain our high retention rate. We will continue to focus on expanding our geographic network, accelerating and diversifying our business through strategic investment and acquisitions, strengthening the reach and influence of our highly-respected brand, and leveraging technology to enhance product offerings and operational efficiency. I am confident we will capture the substantial growth opportunities that this sector continues to generate and deliver long-term value for our shareholders.”

Ms. Jiandong Lu, Chief Operating Officer and Chief Financial Officer of RISE, stated, “I am very delighted that we are able to deliver solid top-line growth during the quarter as we continued to improve our gross margin. Our revenues in the quarter hit RMB367.1 million, an increase of 22.3% year-over-year. Adjusted EBITDA margin was 24.2% during the quarter, higher than our expectation. These results demonstrate the effectiveness of our continued efforts to drive strong revenue growth while generating healthy margins. We are investing in our core assets now to strengthen our long-term growth trajectory, improve our effectiveness in driving new student enrollments, and maintain our high retention rate.”

Financial Results for the Second Quarter of 2019

Revenues

Total revenues for the second quarter of 2019 increased by RMB66.9 million, or 22.3%, to RMB367.1 million (US$53.5 million) from RMB300.2 million in the same period of the prior year. This increase was primarily attributable to an increase of RMB60.4 million in revenues from educational programs.

•

Revenues from educational programs for the second quarter of 2019 increased by 22.8% to RMB324.9 million (US$47.3 million). The increase in revenues from educational programs was primarily due to (i) a significant increase in the number of students in class for the Company’s regular courses operated by self-owned learning centers and (ii) price increases for the Company’s regular courses. The number of our self-owned learning centers also increased to 80 as of June 30, 2019 from 68 as of June 30, 2018. The Company added 173 classrooms as of June 30, 2019 when compared with June 30, 2018.

•

Franchise revenues for the second quarter of 2019 increased by 19.9% to RMB39.8 million (US$5.8 million), primarily due to an increase in one-time franchise fees and recurring franchise fees associated with an increase in the number of franchised learning centers from 239 as of June 30, 2018 to 328 as of June 30, 2019.

•	Other revenues for the second quarter of 2019 decreased by 5.3% year-over-year to RMB2.4 million (US$0.3 million).

Cost of Revenues

Cost of revenues for the second quarter of 2019 increased by RMB23.6 million, or 17.2%, to RMB160.4 million (US$23.4 million). The increase was primarily due to an increase in rental costs associated with the Company’s expanding operations and personnel costs associated with an increase in teacher headcount and total teaching hours at the Company’s self-owned learning centers. Non-GAAP cost of revenues3 for the second quarter of 2019 increased by 16.2% to RMB155.2 million (US$22.6 million).

[3]

Non-GAAP cost of revenues exclude relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition from cost of revenues. Non-GAAP operating income adds back share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. For details on the calculation of each of these and the reconciliation of each to the most directly comparable GAAP financial measure, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Gross Profit

Gross profit for the second quarter of 2019 increased by RMB43.3 million, or 26.5%, to RMB206.6 million (US$30.1 million). Gross margin increased to 56.3% during the second quarter of 2019 from 54.4% during the same period of last year.

Operating Expenses

Total operating expenses for the second quarter of 2019 increased by RMB57.7 million, or 54.6%, to RMB163.4 million (US$23.8 million). Non-GAAP operating expenses2 for the second quarter of 2019 were RMB135.1 million (US$19.7 million).

•

Selling and marketing expenses increased by 41.0% year-over-year to RMB70.7 million (US$10.3 million) for the second quarter of 2019, compared with RMB50.2 million for the second quarter of 2018. The increase was primarily due to an increase in marketing channel expenses and personnel costs associated with the Company’s expanding network of self-owned learning centers. Non-GAAP selling and marketing expenses during the second quarter of 2019 increased by 43.2% year-over-year to RMB69.8 million (US$10.2 million).

•

General and administrative expenses for the second quarter of 2019 were RMB92.6 million (US$13.5 million), an increase of 66.8% year-over-year from RMB55.5 million for the second quarter of 2018. The increase was mainly attributable to (i) increased share-based compensation expenses associated with new option grants during the second quarter of 2019, (ii) an increase in personnel costs associated with the Company’s expanding business and (iii) additional professional service fees related to acquisitions and strategy development. Non-GAAP general and administrative expenses for the second quarter of 2019 increased by 22.2% year-over-year to RMB65.3 million (US$9.5 million).

Operating Income and Operating Margin

Operating income for the second quarter of 2019 decreased by 25.0% year-over-year to RMB43.3 million (US$6.3 million). Non-GAAP operating income2 for the second quarter of 2019 increased by 19.0% year-over-year to RMB76.8 million (US$11.2 million).

Operating margin for the second quarter of 2019 was 11.8%, compared with 19.2% during the same period of the prior year. Non-GAAP operating margin was 20.9% for the second quarter of 2019.

Interest Expense

Interest expense for the second quarter of 2019 was RMB8.9 million (US$1.3 million), compared with RMB8.0 million in the same period of the prior year.

Other Income, net

Other income for the second quarter of 2019 was RMB0.6 million (US$0.1 million), compared with RMB0.8 million in the same period of the prior year.

Income Tax Expense

Income tax expense for the second quarter of 2019 was RMB19.2 million (US$2.8 million), compared with RMB15.7 million in the same period of the prior year. The increase was mainly due to non-deductible share-based compensation expenses recognized during the second quarter of 2019.

Net Income Attributable to RISE

Net income attributable to RISE for the second quarter of 2019 decreased by 50.3% to RMB21.2 million (US$3.1 million). Net margin attributable to RISE in the second quarter of 2019 decreased to 5.8% from 14.2% in the same period of the prior year. Non-GAAP net income attributable to RISE for the second quarter of 2019 increased by 10.4% year-over-year to RMB54.8 million (US$8.0 million). Non-GAAP net margin attributable to RISE2 declined to 14.9% during the quarter from 16.5% in the same period of the prior year.

EBITDA represents net income before interests, taxes, depreciation, and amortization. EBITDA for the second quarter of 2019 decreased by 17.8% to RMB59.7 million (US$8.7 million) from RMB72.6 million in the same period of the prior year. Adjusted EBITDA for the second quarter of 2019 increased by 17.8% year-over-year to RMB89.0 million (US$13.0 million) from RMB75.5 million in the same period of the prior year. Adjusted EBITDA margin2 decreased to 24.2% in the second quarter of 2019 from 25.1% in the same period of the prior year.

Basic and Diluted Earnings per ADS

Basic and diluted net income attributable to RISE per ADS was RMB0.37 (US$0.05) and RMB0.37 (US$0.05), respectively, for the second quarter of 2019. Basic and diluted non-GAAP net income attributable to RISE per ADS was RMB0.97 (US$0.14) and RMB0.95 (US$0.14), respectively, for the second quarter of 2019.

For details on the calculation of and reconciliation to the nearest GAAP measures for each of non-GAAP cost of revenues, operating expenses, net income, net income attributable to RISE per ADS, EBITDA, and adjusted EBITDA, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Cash Flow

Net cash used by operating activities for the second quarter of 2019 was RMB129.2 million (US$18.8 million), compared with RMB34.4 million of cash generated from operating activities in the same period of the prior year, mainly attributable to the change in the collection schedule for tuition fees to comply with certain regulatory requirements.

Balance Sheet

As of June 30, 2019, the Company had combined cash and cash equivalents, restricted cash, short-term investment and loan to a related party of RMB1,134.7 million (US$165.3 million), compared with RMB1,316.8 million as of December 31, 2018.

Current and non-current deferred revenue and customer advances were RMB830.7 million (US$121.0 million) as of June 30, 2019, representing a decrease of 20.0% from RMB1,038.8 million as of December 31, 2018. The decrease was primarily due to a change in the collection schedule for tuition fees. Deferred revenue and customer advances mainly consisted of upfront tuition fee payments from students and initial franchise fees from the Company’s franchise partners.

Financial Results for the Six Months Ended June 30, 2019

Revenues

Total revenues for the first half of 2019 increased by RMB131.8 million, or 23.1%, to RMB702.1 million (US$102.3 million) from RMB570.3 million in the same period of the prior year. This increase was primarily attributable to an increase of RMB115.2 million in revenues from educational programs.

•

Revenues from educational programs for the first half of 2019 increased by 23.2% to RMB611.4 million (US$89.1 million). The increase in revenues from educational programs was primarily due to (i) an increase in the number of students in class for the Company’s regular courses operated by self-owned learning centers and (ii) an increase in prices for the Company’s regular courses.

•

Franchise revenues for the first half of 2019 increased by 26.9% to RMB78.0 million (US$11.4 million), primarily due to an increase in one-time franchise fees and recurring franchise fees associated with an increase in the number of franchised learning centers from 239 as of June 30, 2018 to 328 as of June 30, 2019.

•	Other revenues for the first half of 2019 were RMB12.7 million (US$1.8 million) compared with RMB12.8 million in the same period of the prior year.

Cost of Revenues

Cost of revenues for the first half of 2019 increased by RMB52.5 million, or 20.0%, to RMB314.8 million (US$45.9 million). The increase was primarily due to an increase in rental costs associated with the Company’s expanding operations and personnel costs associated with an increase in teacher headcount and total teaching hours at the Company’s self-owned learning centers. Non-GAAP cost of revenues for the first half of 2019 increased by 19.7% to RMB305.7 million (US$44.5 million).

Gross Profit

Gross profit for the first half of 2019 increased by RMB79.3 million, or 25.7%, to RMB387.3 million (US$56.4 million). Gross margin increased to 55.2% during the first half of 2019 from 54.0% during the same period of last year.

Operating Expenses

Total operating expenses for the first half of 2019 increased by RMB82.4 million, or 39.5%, to RMB291.0 million (US$42.4 million). Non-GAAP operating expenses2 for the first half of 2019 were RMB259.0 million (US$37.7 million).

•

Selling and marketing expenses increased by 38.2% year-over-year to RMB136.4 million (US$19.9 million) for the first half of 2019, compared with RMB98.7 million for the first half of 2018. The increase was primarily due to an increase in marketing channel expenses and personnel costs associated with the Company’s expanding network of self-owned learning centers. Non-GAAP selling and marketing expenses during the first half of 2019 increased by 40.3% year-over-year to RMB134.6 million (US$19.6 million).

•

General and administrative expenses for the first half of 2019 were RMB154.6 million (US$22.5 million), an increase of 40.6% year-over-year, from RMB109.9 million for the first half of 2018. The increase was mainly attributable to (i) increased share-based compensation expenses associated with new option grants during the second quarter of 2019, (ii) an increase in personnel costs associated with the Company’s expanding business and (iii) additional professional service fees related to acquisition and strategy development. Non-GAAP general and administrative expenses for the first half of 2019 increased by 17.6% year-over-year to RMB124.4 million (US$18.1 million).

Operating Income and Operating Margin

Operating income for the first half of 2019 decreased by 3.2% year-over-year to RMB96.3 million (US$14.0 million). Non-GAAP operating income2 for the first half of 2019 increased by 21.3% year-over-year to RMB137.5 million (US$20.0 million).

Operating margin for the first half of 2019 was 13.7%, compared with 17.4% during the same period of the prior year. Non-GAAP operating margin for the first half of 2019 was 19.6%, compared with 19.9% of the same period last year.

Interest Expense

Interest expense for the first half of 2019 was RMB17.8 million (US$2.6 million), compared with RMB16.2 million in the same period of the prior year.

Other Income

Other income for the first half of 2019 was RMB8.5 million (US$1.2 million), compared with RMB11.7 million in the same period of the prior year.

Income Tax Expense

Income tax expense for the first half of 2019 was RMB37.9 million (US$5.5 million), compared with RMB29.7 million in the same period of the prior year. The increase was mainly due to non-deductible share-based compensation expenses recognized in the second quarter of 2019.

Net Income Attributable to RISE

Net income attributable to RISE for the first half of 2019 decreased by 26.7% to RMB57.6 million (US$8.4 million). Net margin attributable to RISE in the first half of 2019 decreased to 8.2% from 13.8% in the same period of the prior year. Non-GAAP net income attributable to RISE for the first half of 2019 increased by 6.8% year-over-year to RMB98.8 million (US$14.4 million). Non-GAAP net margin attributable to RISE2 declined to 14.1% during the first half of 2019 from 16.2% in the same period of the prior year.

EBITDA for the first half of 2019 decreased by 1.2% to RMB136.8 million (US$19.9 million) from RMB138.5 million in the same period of the prior year. Adjusted EBITDA for the first half of 2019 increased by 17.4% year-over-year to RMB169.5 million (US$24.7 million) from RMB144.4 million in the same period of the prior year. Adjusted EBITDA margin decreased to 24.1% in the first half of 2019, from 25.3% in the same period of the prior year.

Basic and Diluted Earnings per ADS

Basic and diluted net income attributable to RISE per ADS was RMB1.01 (US$0.15) and RMB0.99 (US$0.14), respectively, for the first half of 2019. Basic and diluted non-GAAP net income attributable to RISE per ADS was RMB1.73 (US$0.25) and RMB1.69 (US$0.25), respectively, for the first half of 2019.

Cash Flow

Net cash used by operating activities for the first half of 2019 was RMB124.2 million (US$18.1 million), compared with RMB232.8 million of cash generated from operating activities in the same period of the prior year, mainly attributable to the change in collection schedule for tuition fees.

Business Outlook

For the third quarter of 2019, the Company expects its total revenues to be in the range of RMB410 million to RMB417 million, representing a year-over-year growth rate of approximately 18% to 20%. This forecast reflects the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Conference Call Information

RISE will hold a conference call on August 15, 2019 at 9:00 pm Eastern Time (or August 16, 2019 at 9:00 am Beijing Time) to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International:	+65-6713-5090
China Domestic:	400-6208-038
Hong Kong:	+852-3018-6771
Conference ID:	#6194719

The replay will be accessible through August 22, 2019 by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	#6194719

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.risecenter.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8650 to US$1.00, the noon buying rate in effect on June 30, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Non-GAAP Financial Measures

To supplement RISE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this earnings release titled “Reconciliation of GAAP and Non-GAAP Results,” which provides more details on the non-GAAP financial measures.

Non-GAAP cost of revenues, non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, provides the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary operating expenses of the Company’s operations and share-based compensation.

EBITDA, adjusted EBITDA, adjusted EBITDA margin and non-GAAP net income provide the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary EBITDA and net income of the Company’s operations.

The Company uses non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, non-GAAP operating income, Non-GAAP operating margin, EBITDA, adjusted EBITDA, adjusted EBITDA margin, non-GAAP net income attributable to RISE, and non-GAAP basic and diluted net income per ADS attributable to RISE to evaluate the Company’s period-over-period operating performance because the Company’s management believes these provide a more comparable measure of the Company’s continuing business as it adjusts for transaction-related expenses that are not reflective of the normal earnings of the Company’s business. These measures may be useful to an investor in evaluating the underlying operating performance of the Company’s business, and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future.

Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

Non-GAAP cost of revenues exclude relevant share-based compensation expenses and amortization of certain intangible assets (“IA”) acquired as part of the 2013 acquisition from cost of revenues. Non-GAAP operating income adds back share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. EBITDA represents net income before interests, taxes, depreciation and amortization.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, the Company provides ELT to students aged three to six, seven to twelve and thirteen to eighteen, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control, macroeconomic conditions in China and government policies and regulations relating to its corporate structure, business and industry and their potential impact on its future business development, financial condition and results of operations. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2018.

Investor Relations Contact

Mei Li

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of
	December 31	June 30	June 30
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,288,080	802,884	116,953
Restricted cash	28,705	31,816	4,635
Short term investment	—	200,000	29,133
Accounts receivable, net	2,438	7,330	1,068
Amounts due from related parties	190	100,190	14,594
Inventories	11,320	8,964	1,306
Prepaid expenses and other current assets	71,537	87,671	12,771

Total current assets	1,402,270	1,238,855	180,460
Property and equipment, net	128,412	132,753	19,338
Intangible assets, net	198,057	190,257	27,714
Goodwill	491,969	491,616	71,612
Deferred tax assets	6,713	19,875	2,895
Other non-current assets	53,353	58,151	8,471
Operating lease right-of use assets	—	643,154	93,685

Total assets	2,280,774	2,774,661	404,175

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loan	82,506	82,380	12,000
Accounts payable	8,426	9,301	1,355
Accrued expenses and other current liabilities	159,882	135,528	19,742
Deferred revenue and customer advances	1,002,796	800,795	116,649
Income taxes payable	25,262	28,943	4,216
Operating lease liabilities, current portion	—	156,714	22,828

Total current liabilities	1,278,872	1,213,661	176,790

Long-term loan	502,356	505,531	73,639
Deferred revenue and customer advances	36,037	29,953	4,363
Deferred tax liabilities	14,541	19,247	2,804
Other non-current liabilities	8,134	9,717	1,415
Operating lease liabilities, non-current portion	—	496,768	72,362

Total liabilities	1,839,940	2,274,877	331,373

Shareholders’ equity:
Ordinary shares	7,074	7,025	1,023
Additional paid-in capital	600,011	606,076	88,285
Treasury shares, at cost	(23,460)	(28,160)	(4,102)
Statutory reserves	78,345	78,345	11,412
Accumulated deficit	(248,674)	(191,069)	(27,832)
Accumulated other comprehensive income	42,459	41,857	6,097

Total Rise Education Cayman Ltd shareholders’ equity	455,755	514,074	74,883

Non-controlling interests	(14,921)	(14,290)	(2,081)

Total equity	440,834	499,784	72,802

Total liabilities, non-controlling interests and shareholders’ equity	2,280,774	2,774,661	404,175

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Revenues	300,196	367,057	53,468	570,325	702,083	102,270
Educational programs	264,464	324,864	47,322	496,194	611,440	89,067
Franchise revenues	33,204	39,798	5,797	61,424	77,975	11,358
Others	2,528	2,395	349	12,707	12,668	1,845
Cost of revenues	(136,842)	(160,414)	(23,367)	(262,309)	(314,815)	(45,858)

Gross profit	163,354	206,643	30,101	308,016	387,268	56,412
Selling and marketing expenses	(50,158)	(70,742)	(10,305)	(98,680)	(136,404)	(19,869)
General and administrative expenses	(55,538)	(92,639)	(13,494)	(109,896)	(154,562)	(22,515)

Operating income	57,658	43,262	6,302	99,440	96,302	14,028
Interest income	8,457	6,835	996	12,663	9,409	1,371
Interest expense	(8,043)	(8,895)	(1,296)	(16,248)	(17,848)	(2,600)
Foreign currency exchange gain/(loss)	117	(538)	(78)	145	(489)	(71)
Other income, net	813	572	83	11,721	8,499	1,237

Income before income tax expense	59,002	41,236	6,007	107,721	95,873	13,965
Income tax expense	(15,690)	(19,176)	(2,794)	(29,683)	(37,882)	(5,518)

Net income	43,312	22,060	3,213	78,038	57,991	8,447

Add: net (income)/loss attributable to non-controlling interests	(569)	(824)	(120)	526	(386)	(56)

Net income attributable to RISE Education Cayman Ltd	42,743	21,236	3,093	78,564	57,605	8,391

Net income per ordinary share:
Basic	0.37	0.19	0.03	0.69	0.50	0.07
Diluted	0.37	0.18	0.03	0.68	0.49	0.07

Net income per ADS:
Basic	0.75	0.37	0.05	1.39	1.01	0.15
Diluted	0.74	0.37	0.05	1.36	0.99	0.14

Shares used in net income per ordinary share computation:
Basic	114,035,580	113,462,302	113,462,302	113,228,870	114,269,814	114,269,814
Diluted	116,100,409	114,826,742	114,826,742	115,736,692	116,798,699	116,798,699
ADSs used in net income per ADS computation:
Basic	57,017,790	56,731,151	56,731,151	56,614,435	57,134,907	57,134,907
Diluted	58,050,205	57,413,371	57,413,371	57,868,346	58,399,350	58,399,350

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Net income	43,312	22,060	3,213	78,038	57,991	8,447
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	1,236	(90)	(13)	1,463	(602)	(88)

Other comprehensive income/(loss)	1,236	(90)	(13)	1,463	(602)	(88)

Comprehensive income	44,548	21,970	3,200	79,501	57,389	8,359

Add: comprehensive (income)/loss attributable to non-controlling interests	(569)	(824)	(120)	526	(386)	(56)

Comprehensive income attributable to RISE Education Cayman Ltd	43,979	21,146	3,080	80,027	57,003	8,303

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except ADS data and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Net income	43,312	22,060	3,213	78,038	57,991	8,447
Share-based compensation (“SBC”)	2,854	29,246	4,259	5,886	32,629	4,753
IA amortization arising from Bain acquisition	4,010	4,290	625	8,005	8,531	1,243
Non-GAAP net income	50,176	55,596	8,097	91,929	99,151	14,443

Add: net (income)/ loss attributable to non-controlling interests	(569)	(824)	(120)	526	(386)	(56)

Non-GAAP net income attributable to RISE Education Cayman Ltd	49,607	54,772	7,977	92,455	98,765	14,387

Net income	43,312	22,060	3,213	78,038	57,991	8,447
Add: Depreciation	8,719	11,134	1,621	16,597	21,887	3,188
Add: Amortization	5,324	5,277	769	10,602	10,622	1,547
Add: Interest expense	8,043	8,895	1,296	16,248	17,848	2,600
Add: Income tax expense	15,690	19,176	2,794	29,683	37,882	5,518
Less: Interest income	8,457	6,835	996	12,663	9,409	1,371

EBITDA	72,631	59,707	8,697	138,505	136,821	19,929

SBC	2,854	29,246	4,259	5,886	32,629	4,753
Adjusted EBITDA	75,485	88,953	12,956	144,391	169,450	24,682

Cost of revenues	136,842	160,414	23,367	262,309	314,815	45,858
Personnel costs	56,210	69,337	10,100	105,704	133,372	19,428
Rental costs	46,135	53,537	7,799	87,066	105,428	15,357
Others	34,497	37,540	5,468	69,539	76,015	11,073
Less: SBC	55	1,754	255	505	2,204	321
Less: IA amortization arising from Bain acquisition	3,269	3,497	509	6,525	6,954	1,013

Non-GAAP cost of revenues	133,518	155,163	22,603	255,279	305,657	44,524

Non-GAAP gross profit	166,678	211,894	30,865	315,046	396,426	57,746
Selling and marketing expenses	50,158	70,742	10,305	98,680	136,404	19,869
Less: SBC	682	153	22	1,296	255	37
Less: IA amortization arising from Bain acquisition	741	793	116	1,480	1,577	230

Non-GAAP selling and marketing expenses	48,735	69,796	10,167	95,904	134,572	19,602

General and administrative expenses	55,538	92,639	13,494	109,896	154,562	22,515
Less: SBC	2,117	27,339	3,982	4,085	30,170	4,395

Non-GAAP general and administrative expenses	53,421	65,300	9,512	105,811	124,392	18,120

Operating expense	105,696	163,381	23,799	208,576	290,966	42,384
Less: SBC	2,799	27,492	4,004	5,381	30,425	4,432
Less: IA amortization arising from Bain acquisition	741	793	116	1,480	1,577	230

Non-GAAP operating expense	102,156	135,096	19,679	201,715	258,964	37,722

Operating income	57,658	43,262	6,302	99,440	96,302	14,028
Add: SBC	2,854	29,246	4,259	5,886	32,629	4,753
Add: IA amortization arising from Bain acquisition	4,010	4,290	625	8,005	8,531	1,243

Non-GAAP operating income	64,522	76,798	11,186	113,331	137,462	20,024

Non-GAAP net income per ADS attributable to RISE-basic	0.87	0.97	0.14	1.63	1.73	0.25
Non-GAAP net income per ADS attributable to RISE-diluted	0.85	0.95	0.14	1.60	1.69	0.25

ADSs used in calculating net income per ADS-basic:	57,017,790	56,731,151	56,731,151	56,614,435	57,134,907	57,134,907
ADSs used in calculating net income per ADS-diluted:	58,050,205	57,413,371	57,413,371	57,868,346	58,399,350	58,399,350

Note 1: Each ADS represents two ordinary shares.